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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                            The Asia Pacifc Fund, Inc
                            -------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    044901106
                                 --------------
                                 (CUSIP Number)


                                 Clayton Gillece
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 8, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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CUSIP NO. 044901106                   13D                           PAGE 2 of 6
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  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
                                                                     (B) |_|

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO
-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(D) OR 2(E)
                                                                         |_|
-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       England and Wales
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           155,046
             -----  ------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
             -----  ------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         155,046
             -----  ------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       155,046
-----  -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

-----  -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.5%
-----  -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC
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
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CUSIP NO. 044901106                   13D                           PAGE 3 of 6
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  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
                                                                     (B) |_|

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC
-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(D) OR 2(E)
                                                                         |_|
-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       England and Wales
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           155,046
             -----  ------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
             -----  ------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         155,046
             -----  ------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       155,046
-----  -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

-----  -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.5%
-----  -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA
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
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CUSIP NO. 044901106                   13D                           PAGE 4 of 6
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This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 21, 2002 (the "Original Schedule 13D") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The Asia Pacific Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 1 amends and restates Items 4 and 5 of the Original
Schedule 13D in their entirety. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 4    PURPOSE OF TRANSACTION.
          ----------------------

          The Reporting Persons have owned Shares of the Fund since December 1998. On July 8, 2002, the Reporting Persons disposed of an aggregate of 787,520 Shares in connection with the Fund's self tender offer (the "Tender Offer"). Immediately following such disposition, the Reporting Persons beneficially owned fewer than 5% of the Fund's outstanding Shares. In addition, subsequent to July 8, 2002, the Reporting Persons disposed of additional Shares as more fully disclosed in Annex A hereto. Accordingly, the Reporting Persons are no longer subject to reporting under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to their beneficial ownership of Shares of the Fund.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) and (b). As of July 22, 2002, EWF, GEM, IEM, MPEM and GFM owned directly 6,300, 68,933, 79,813, 0 and 0 Shares, respectively, representing approximately 0.06%, 0.67%, 0.77%, 0% and 0%, respectively, of the 10,344,072 outstanding Shares of the Fund. The number of Shares indicated in the preceding sentence as being outstanding is the aggregate number of outstanding Shares of the Fund as of the close of business on July 9, 2002 as reported in the Fund's proxy statement filed with the SEC on July 15, 2001.

          As of July 22, 2002, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 155,046 Shares owned directly by the City of London Funds, representing approximately 1.5% of the 10,344,072 outstanding Shares.

          As of July 22, 2002, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 155,046 Shares owned directly by the City of London Funds, representing approximately 1.5% of the 10,344,072 outstanding Shares.

          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex A to this Amendment No. 1.

          (d). None

          (e). Not Applicable

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CUSIP NO. 044901106                   13D                           PAGE 5 of 6
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2002



                                                      CITY OF LONDON INVESTMENT
                                                      GROUP PLC


                                                      /s/ Douglas F. Allison
                                                      --------------------------
                                                      Name: Douglas F. Allison
                                                      Title: Finance Director





                                                      CITY OF LONDON INVESTMENT
                                                      MANAGEMENT COMPANY LIMITED


                                                      /s/ Clayton Gillece
                                                      --------------------------
                                                      Name: Clayton Gillece
                                                      Title: Fund Manager

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CUSIP NO. 044901106                   13D                           PAGE 6 of 6
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                                     ANNEX A
                                     -------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS



                Number of Shares of        City of London            Price Per
   Date          Common Stock Sold         Fund which Sold          Share (US$)
---------       -------------------        ---------------          -----------
 7/19/02              3,000                      EWF                   10.37
 7/10/02              2,279                      EWF                   10.58
  7/8/02             34,129                      EWF                   10.66
 6/10/02              7,550                      EWF                   10.62
 5/23/02             28,100                      EWF                   10.90
  7/8/02             203,187                     GEM                   10.66
 6/12/02              5,500                      GEM                   10.68
 6/10/02              7,550                      GEM                   10.62
  6/6/02             40,300                      GEM                   10.62
 5/31/02             18,000                      GEM                   11.02
 5/29/02              2,000                      GEM                   11.01
 5/28/02              2,550                      GEM                   11.10
 7/12/02              8,492                      GFM                   10.31
  7/8/02             25,033                      GFM                   10.66
  6/3/02              8,100                      GFM                   10.87
 5/31/02              7,000                      GFM                   11.02
 5/30/02              7,800                      GFM                   11.02
 5/28/02              2,550                      GFM                   11.10
 5/24/02             13,995                      GFM                   11.00
 7/18/02             10,000                      IEM                   10.40
 7/17/02             15,000                      IEM                   10.40
  7/8/02             308,950                     IEM                   10.66
 7/16/02             73,354                     MPEM                   10.10
  7/8/02             216,221                    MPEM                   10.66
  6/5/02             34,800                     MPEM                   10.64
  6/4/02              6,800                     MPEM                   10.62